FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0001

BERRY PLASTICS CORPORATION

101 Oakley Street

Evansville IN 47710

                                                                                                                                                                April 27, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:              Terence O’Brien

                                Tracey Smith

                RE:         Berry Plastics Corporation

Form 10-K for Fiscal Year Ended October 1, 2011

Filed December 19, 2011

Response dated April 13, 2012

File No. 33-75706-01

Dear Mr. O’Brien and Ms. Smith:

Please find below the responses of Berry Plastics Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of April 13, 2012 (the “Comment Letter”) regarding the Company’s Form 10-K for Fiscal Year Ended October 1, 2011 (the “Form 10-K”).   Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Revisions to proposed disclosure originally included in the Company’s letter to the Staff dated April 6, 2012 (the “April 6 Response Letter”) has been marked with underscores to indicate additions and strikethroughs to indicate deletions.

For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain information in this letter in the Company’s response to comment 2 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise.  Accordingly, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.  Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note the draft disclosure you provided in response to comment 1 in our letter dated March 28, 2012. Please further enhance the draft disclosure to address the following:

•         Please disclose the number of years you are forecasting cash flows in the discounted cash flow model (e.g., five years with the terminal year).

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0002

•         Please disclose the estimated net sales for fiscal year 2011 for the Specialty Films segment that was included in your fiscal year 2010 discounted cash flow model for purposes of testing goodwill for impairment. Please compare this estimate to the actual net sales recognized and explain the impact the difference had on your discounted cash flows estimate for the fiscal year 2011 discounted cash flow model. Your discussion and analysis should clearly explain why the estimated net sales growth of 2-4% with a terminal year growth rate of 3% disclosed in your fiscal year 2010 10-K and used in the fiscal year 2010 discounted cash flow model, remain unchanged in your fiscal year 2011 discounted cash flow model. As part of your response, please also clearly explain your expectations about the impact Pliant would have on your fiscal year 2011 net sales. In this regard, we note that Pliant positively impacted net sales by 15%. Please disclose the percentage by which your fiscal year 2010 discounted cash flow model assumed the Pliant acquisition would impact net sales for fiscal year 2011.

•         Please quantify the other material assumptions that were impacted by the specific factors identified that also contributed to the decline in estimated fair value. Please contrast these assumptions with the estimates made during the fiscal year 2010 impairment test.

•         Please ensure that the disclosures provided clearly explain why the assumptions have changed for the fiscal year 2011 discounted cash flow model from the fiscal year 2010 discounted cash flow model.

•         Please explain why you believe the decline in net sales below expectations in your fiscal year 2010 discounted cash flow model for fiscal year 2011 will not be overcome in the long-term.

•         Please clarify if you are estimating capital investments of 3-4% of sales for all of the years or just fiscal year 2012 with a declining rate for the other years included.

•         Please revise your last sentence regarding the total amount of goodwill and indefinite lived trademarks at the end of fiscal years 2011 and 2010, respectively.

The Company proposes the following revised disclosure to be included under the heading “Critical Accounting Policies and Estimates” in the MD&A.

Goodwill and Other Indefinite Lived Intangible Assets.  We are required to perform a review for impairment of goodwill and other indefinite lived intangibles to evaluate whether events and circumstances have occurred that may indicate a potential impairment, or on an annual basis.  Goodwill is considered to be impaired if we determine that the carrying value of the reporting unit exceeds its fair value.  Other indefinite lived intangibles are considered to be impaired if the carrying value exceeds the fair value.

In accordance with our policy, we completed our most recent annual evaluation for impairment of goodwill as of the first day of the fourth fiscal quarter of 2011.  We utilized a six year discounted cash flow analysis with a terminal year in combination with a comparable company market approach to determine the fair value of our reporting units.  As of October 2, 2011, we had four operating segments, Rigid Open Top, Rigid Closed Top, Specialty Films and Tapes, Bags & Coatings.  Each of the operating segments has goodwill with the exception of the Tapes, Bags & Coatings segment.  For purposes of conducting our annual goodwill impairment test, we have determined that our operating segments are the same as our reporting units.  We determined that each of the components ~~(product lines)~~ within each of our respective operating segments ~~do not meet the definition of a business as defined under ASC 805 and ASC 350 and therefore our operating segment and reporting units are the same~~ have similar economic characteristics and therefore should be aggregated into one reporting unit.  We reached this conclusion because within each of our operating segments, we have similar products and production processes which allow us to share assets and resources across the product lines.  We regularly re-align our production equipment and manufacturing facilities in order to take advantage of cost savings opportunities, obtain synergies and create manufacturing efficiencies.  In addition, we utilize our research and development centers, design center, tool shops, and graphics center which all provide benefits to each of the operating segments and work on new products that can not only benefit one product line, but can benefit multiple product lines.  We also believe that the goodwill is recoverable from the overall operations of the segment given the similarity in production processes, synergies from leveraging the combined resources, common raw materials, common research and development, similar margins and similar distribution methodologies.

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0003

The Company’s goodwill, fair value and carrying value of our reporting units are as follows:

			Goodwill as of
(in millions)	Fair Value as of July 2, 2011	Carrying Value as of July 2, 2011	October 1, 2011	October 2, 2010
Rigid Open Top	$ 2,110	$ 1,719	$ 690	$ 691
Rigid Closed Top	1,800	1,542	819	771
Specialty Films	865	982	86	238
			$ 1,595	$ 1,700

In connection with our annual impairment test in fiscal 2011, despite generating positive free cash flow in fiscal 2011, we determined that the estimated carrying value of the Specialty Films reporting unit ~~exceeded~~  calculated as part of the Step 1 impairment test declined by approximately $225 million resulting in the reporting unit’s estimated carrying value exceeding its fair value.   This determination required us to perform a Step 2 impairment analysis under ASC 350.  Based on our valuation on the Step 2 impairment test, we recorded a goodwill impairment charge of $165 million.   Following our impairment charge, the carrying value of our Specialty Films reporting unit was $817 million.

In fiscal 2011, we experienced a base volume decline of 11% in our Specialty Films segment.  This base volume decline of 11% occurred because of a pricing strategy that we implemented in our second fiscal quarter and continued throughout the remainder of fiscal 2011.  This base volume decline of 11% compares to base volume growth of 4% used in our fiscal 2010 annual impairment test.  The volume declines we experienced impacted most of our product lines, which included products acquired as part of the Pliant acquisition and integrated into our combined Specialty Films product lines.  These price increases drove declines in our overall volumes when comparing fiscal 2011 to fiscal 2010.  Since Pliant was acquired out of bankruptcy in the first quarter of fiscal 2010, we did not have a full year of operating results in fiscal 2010 and this resulted in an increase in our 2011 segment net sales of ~~15~~12% due to the full year impact which offset this 11% loss in volume.  ~~The loss in volume driven by our selling price increases resulted in~~ We assumed a 2011 net sales growth rate of 4% for Pliant within our fiscal 2010 annual impairment test compared to a 2% volume decline in Pliant’s actual net sales on a pro forma basis.  When comparing our fiscal 2010 annual impairment test to our fiscal 2011 annual impairment test, the decline in net sales experienced in 2011 resulted in the Company assuming a lower sales base to grow future earnings ~~and~~  during year one through year six of our discounted cash flow model, which reduced the ~~cash flows needed to recover the~~ estimated  carrying value ~~of the reporting unit~~ by approximately $65 million.

In addition, ~~we expect a higher required level of capital investment of 3-4% of net sales compared to 2-3% of net sales in the fiscal 2010 evaluation.  As~~ as  a result of a more complete understanding of the Pliant business post integration and the focus on higher margin business noted above, we believe ~~this~~  a  higher level of capital investment is required in order to achieve desired segment margins.  ~~This~~  In our fiscal 2011 annual impairment test we estimated a required level of capital investment of 3-4% of sales in years one through six and a terminal year capital investment rate of 4% of sales compared to 2-3% of sales in years one through six and a terminal year capital investment rate of 3% of sales assumed in our fiscal 2010 annual impairment test.  When comparing our fiscal 2010 annual impairment test to our fiscal 2011 annual impairment test the increased levels of capital investment assumed in years one through six of our discounted cash flow model resulted in an estimated carrying value decline of approximately $85 million.

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0004

When comparing our fiscal 2010 annual impairment test to our fiscal 2011 annual impairment test the increased level of capital investment coupled with a lower sales base to grow future earnings mentioned above resulted in a terminal year reduction in the segment’s discounted future cash flows of approximately $75 million.

We expect to grow our Specialty Films segment in the future at 2-3% through the terminal year, where we have estimated that our terminal growth rate will remain at 3%.  We believe the volume declines experienced in fiscal 2011 are primarily attributed to the pricing strategy mentioned above and are not an accurate reflection of the reporting unit’s long term growth rates.  The goodwill in our Specialty Films segment consisted of goodwill from our Pliant acquisition ($226 million) and other previous flexible film acquisitions.  If we continue to experience significant volume declines in future years, this could result in additional impairment charges to goodwill in our Specialty Films segment.  In addition, if we are unable to maintain or improve our operating margin for our Specialty Films segment, this could also lead to additional impairment charges.  A volume decline of greater than 3% in our Specialty Films segment could result in a future impairment.

We also completed our annual impairment test for our Rigid Open Top and Rigid Closed Top reporting units.  The fair value of our Rigid Open Top and Rigid Closed Top reporting units substantially exceeded the carrying value of the reporting units by 23% and 17%, respectively for fiscal 2011.  Our forecasts for Rigid Open Top and Rigid Closed Top include overall growth of 3-4% through and including the terminal year, which is 3%.  Growth by reporting unit varies from year-to-year between segments.  A significant decline in our revenue and earnings could result in an impairment charge; however, our Rigid Open Top and Rigid Closed Top reporting units have historically provided consistent operating cash flows excluding the restructuring charges and acquisition integrations that we have undertaken.  We also performed our annual impairment test for fiscal 2011 of our indefinite lived intangible assets, which primarily relate to our Rigid Plastics business.  The cash flow assumptions, growth rates and risks to these cash flows are similar to those used in our analysis to determine the fair value of our combined Rigid Plastics businesses.  The annual impairment test did not result in any impairment as the fair value exceeded the carrying value.  A decline of greater than 10% in the fair value of our trademarks could result in future impairments.

Given the uncertainty in economic trends, revenue and earnings growth, the cost of capital and other risk factors discussed under the heading “Risk Factors” in our Form 10-K, there can be no assurance that when we complete our future annual or other periodic reviews for impairment of goodwill that an additional material impairment charge will not be recorded as a result.  In addition, historically we have grown our business by acquiring and integrating companies into our existing operations.  We may not, however, achieve the expected benefits of integrating such acquisitions into our business that we anticipated at the time of the transaction or at the time that we performed our annual impairment tests, which may impact the overall recoverability of our goodwill and indefinite lived intangible assets in future periods.  We believe based on our current forecasts and estimates that we will not recognize any future impairment charge, but given the current uncertainty in the economic trends, our forecasts and estimates could change quickly and materially in future periods and differ substantially from actual results.  ~~The Goodwill and  indefinite~~ Goodwill totaled $1,595 million and $1,700 million at the end of fiscal 2011 and 2010, respectively.  Indefinite lived trademarks totaled $~~1,595 million and $~~220 million at the end of ~~the~~ fiscal 2011 and 2010~~, respectively~~.

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0005

2. We note that you intend to disclose that your product lines (i.e., components) do not meet the definition of a business under ASC 805 and ASC 350 for purposes of identifying your reporting units. On page 3 of your parent company’s Form S-1, you refer to the thermoformed plastic drink cups as a product line that you have developed into a business.  Also, on page 34 of your parent company’s Form S-1, you also refer to the former building products product line as a business. For at least the two largest product lines in each of your three operating segments with goodwill, please provide us with your detailed analysis of the guidance in ASC 805-10-55-4 – 55-9. For example, please identify the inputs, processes and outputs, noting those elements that are and are not shared for each product line. To the extent that you manufacture the product line at multiple facilities, please clarify if the product line shares the respective inputs and/or processes at each facility, or if there are facilities in which the product line does not share inputs and/or processes. For each facility that manufactures products for multiple product lines, please quantify the extent to which the shared facility manufactures products from each of the product lines. Please ensure that you clearly explain to us how your analysis addresses the guidance in ASC 805-10-55-8. Please provide us with the amount of revenues, gross profit, and operating profit recognized for each period presented for these product lines. Further, we note that as part of your reorganization of your operating segments, PVC films is now part of the Engineered Materials operating segment, which was a product line of the Specialty Films operating segment. While the other three product lines from the Specialty Films operating segment are now part of the Flexible Packaging operating segment. We further note that you were able to allocate goodwill to the Engineered Materials operating segment, which presumably relates to PVC films, in the amount of $55 million as of October 1, 2011, with the remainder ($40 million) allocated to the Flexible Packaging operating segment for the other three product lines. Please provide us with a comprehensive explanation as to how you were able to allocate goodwill for the PVC Films product line, if the product line is not a business. Please refer to ASC 805-10-55-9 for guidance.

In describing the Company’s operations in our Form 10-K and the recently filed S-1 for our Parent Company, Berry Plastics Group, Inc., we have used the term “business” to describe various aspects of our operations.  We respectfully advise the Staff that, in future filings, we will consider the use of the term “business” to avoid confusion with the term’s definition in ASC 805.

In response to the Staff’s comment, we have reconsidered whether or not each of our product lines constitutes a business.  We respectfully advise the Staff that as was noted in our response set forth in the April 6 Letter, determining whether or not our product lines constitute a business is a matter of judgment.  When reconsidering, we specifically considered ASC 805-10-55-4 that states: “A business consists of inputs and processes applied to those inputs that have the ability to create outputs” and ASC 805-10-55-8 that states: “Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.” We believe that when evaluating our product lines from a market participant standpoint each would be viewed as a business as they have inputs and processes that can be applied to those inputs to create outputs.

Our two largest product lines in our Open Top operating segment consist of containers and drink cups and comprise more than [***]% of the segments revenues and operating results.  In evaluating whether or not these product lines meet the definition of a business as outlined in ASC 805-10-55-4 – 55-9, we believe that our product lines in our Open Top segment meet the definition of a business.  Each of these product lines utilizes plastic resin as their primary input along with molds which are utilized to manufacture the product.  One of our most significant inputs is our customer relationships as these are critical to the inputs as they determine the type of product that we manufacture and dictate what types of molds are needed due to the design of the product.  Our container and drink cup product lines each rely on the injection molding or thermoforming manufacturing process to manufacture the products and rely on employees in addition to the automated nature of the process to produce outputs.  When taking the plastic resin along with a mold and utilizing an injection molding or thermoforming manufacturing process, this allows you to produce outputs that are sold to various customers.

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0006

Our two largest product lines in our Closed Top operating segment consist of our closures and bottles product lines and comprise almost [***]% of the segments revenues and operating results.  In evaluating whether or not these product lines meet the definition of a business as outlined in ASC 805-10-55-4 – 55-9, we believe that our product lines in our Closed Top segment meet the definition of a business.  Each of these product lines utilize plastic resin as their primary input along with a mold which is utilized to manufacture the product.  Consistent with our product lines in our Open Top segment, the customer relationships that we possess are the critical input as they determine the other inputs (resin and molds) that are needed to produce the outputs.  Our closures and bottles product lines rely on our injection molding and blow molding manufacturing processes to manufacture the products and also rely on employees in addition to automation to produce the related outputs.  Consistent with our conclusion in our Open Top operating segment, our Closed Top product lines possess inputs (plastic resin, molds, etc.) that when applied to our manufacturing processes are capable of producing outputs.

Our largest two product lines in our Specialty Films segment consist of our Institutional Can Liner and Engineered Films product lines, which represent more than [***]% of the segments revenues and operating results.  In evaluating whether or not these product lines meet the definition of a business as outlined in ASC 805-10-55-4 – 55-9, we believe that our product lines in our Specialty Films segment meet the definition of a business.  Each of these product lines utilizes plastic resin along with an extrusion process to manufacture the related products which are sold to our end customers.  We utilize a variety of different widths and gauges of films and various printing capabilities to meet our customers’ needs which also represent additional inputs and processes that are available in our product lines in this segment.  Consistent with the conclusion reached for our other segments, we believe that there are inputs and processes that exist for these product lines that are capable of producing outputs.  Our customer relationships are again a significant input across all of our product lines as these relationships ultimately drive the underlying inputs (resin) and leverage the equipment and employees that we utilize in manufacturing outputs.

In considering the guidance in ASC 805-10-55-4 – 55-9, and whether a market participant would be capable of conducting and managing our product lines as a business, we do believe that a market participant could acquire the inputs and processes of our product lines and operate them using their existing manufacturing equipment or acquiring equipment that would be capable of manufacturing the related finished products (outputs) that are acquired.   We also considered about what a potential market participant would potentially not receive if they acquired any of our product lines, and as long as the customer relationship and manufacturing know how are transferred, any market participant would be capable of obtaining the other inputs and processes in order to produce an output.  Accordingly, we have concluded that the product lines represent businesses.  We continue to believe that the conclusion that our segments are the same as our reporting units is unchanged, as we believe we meet the aggregation criteria as described below.

Aggregation of Components

ASC 350-20-35-34 defines a component of an operating segment as a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.  We have concluded that the product lines should be considered components as they each represent a business, discrete financial information is available and the operating results are reviewed by Segment Management.

Our analysis of whether to aggregate the components is as follows:

ASC 350-20-55-6 states that, evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. In determining whether the components of an operating segment have similar economic characteristics, ASC 350-20-55-7 states that all of the factors from the guidance in ASC 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit, the Company considered their economic similarities and all of the factors from the guidance in ASC 280 and ASC 350, which included the factors:

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0007

1.       The manner in which an entity operates its business and the nature of those operations

2.       Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

3.       The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

4.       Whether the components support and benefit from common research and development projects.

1.       The manner in which an entity operates its business and the nature of those operations

Due to the nature of the products and the production process, there is sharing of assets and other resources between the product lines within each segment as they often times run production on similar equipment.  Our Rigid Open Top segment utilizes two primary production processes, injection molding and thermoforming, which they leverage across their container and drink cup product lines.  Our Rigid Closed Top segment leverages injection molding and blow molding across their primary product lines which include overcaps, closures, bottles and vials.  Our Specialty Films segment utilizes extrusion and conversion lines that allow us to manufacture various film products across multiple film product lines.  We regularly realign our manufacturing footprint to move production and equipment to facilities to help meet the needs of our customers and leverage acquisitions and create manufacturing efficiencies.  In addition to similar products and production processes, our customers sometimes purchase products that are across multiple product lines within a segment or even across segments.

In regards to operating performance, segment managers are measured/evaluated by the CODM based on budgeted versus actual segment results.  In order to achieve these objectives, they primarily focus on the segment results, which includes a focus on delivering synergies by leveraging the combined resources of the segment not just one product line.  The components share a common raw material (plastic resin) and leverage a common research and development platform that looks to leverage not only one segment but all of the segments.

2.       Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent.

The goodwill is recoverable from the overall operations of the segment given their similarity in production processes, synergies from leveraging the combined resources, common raw materials, common research and development, design center, tool shops, graphics centers, similar margins and similar distribution methodologies and channels regardless of where the product is produced. There is sharing of assets and other resources between the product lines in the segments as they often times run production on similar equipment and just have to change out the molds.  For these reasons, the benefit of the goodwill allocated to the operating segments is shared by the components within each segment due to the benefit of the costs that are realized across the segment that benefit multiple product lines, just not one specific product line.  This occurs in greater manufacturing utilization, a broader manufacturing base to leverage fixed overhead, distribution synergies given the proximity to customers, which all create benefits for the entire segment.

3.       The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0008

We have 88 manufacturing facilities worldwide and we generally have multiple product lines that are produced at each of our manufacturing facilities due to the strategic location of those facilities and where our customers are located.  Our primary manufacturing processes include injection molding, thermoforming and blow molding in our Rigid Open Top and Rigid Closed Top segments.  Our primary manufacturing process in our Specialty Films segment is extrusion of various grades of films.  We have various molds that we are able to use across our equipment which allows us to leverage our equipment to manufacture various products (shared processes) and gain greater utilization across our capital equipment.  Each of our product lines are manufactured at numerous manufacturing facilities across our operations.  In operating our assets and conducting business across our product lines, we do this in an integrated fashion which has allowed us to realize synergies from acquisitions, reduce costs and make our operations more profitable.

4.       Whether the components support and benefit from common research and development projects.

The Company utilizes shared research and development centers, design centers, tool shops and graphic center to develop overall products in an effort to benefit from the various product lines.  These functions are performed in this manner due to similarities among product lines.

 We also considered the guidance in ASC 280-10-50-11 which specifically states:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

 a.  The nature of the products and services

b.  The nature of the production processes

c.  The type or class of customer for their products and services

d.  The methods used to distribute their products or provide their services

e.  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

 In using this guidance to examine each of our operating segments, we noted the following:

Rigid Open Top – [***]  In addition, we utilize our thermoforming and injection molding processes across these product lines and sell them primarily to the food and beverage market.  We utilize a consistent distribution system to deliver our products which includes utilizing our manufacturing footprint across the country to leverage where we produce product to limit our distribution costs and utilize similar carriers.  Based on these criteria, we believe that this further supports our position to aggregate our components into a reporting unit.

Rigid Closed Top – [***]  In addition, we utilize a combination of injection molding and blow molding to manufacture our products which are sold to the personal care, medical and food and beverage markets.  We utilize a consistent distribution system to deliver our products which includes utilizing our manufacturing footprint across the country to leverage where we produce product to limit our distribution costs and utilize similar carriers.  Based on these criteria, we believe that this further supports our position to aggregate our components into a reporting unit.

Specialty Films – [***]  In addition, these products are manufactured using extrusion, conversion and printing lines.  These products are sold to various customers in the foodservice or consumer products industry.  We utilize a consistent distribution system to deliver our products which includes utilizing our manufacturing footprint across the country to leverage where we produce product to limit our distribution costs and utilize similar carriers.  Based on these criteria, we believe that this further supports our position to aggregate our components into a reporting unit.

In considering the nature of the products and services, the production processes, our customers and distribution methods as outlined in ASC 280-10-50-11 and discussed above, we have concluded that our product lines have similar operating characteristics.  In operating our business, we included product lines in specific segments because of the synergies and benefits that we would receive from operating them together.  On a long term basis the product lines within an operating segment are expected to produce similar operating results. By aligning our products with similar production processes and leveraging our customer base, this allows us to drive synergies and cost savings across the entire segment which in turn has created greater returns for each of our operating segments.

We have evaluated the aggregation criteria under ASC 350-25-35-35 and determined that they meet the criteria to aggregate as their product lines (components) in each operating segment based on these similar characteristics.   Accordingly, we have determined that our operating segments are the same as our reporting units.

We will utilize the disclosure that is currently provided in the Berry Plastics Group, Inc. Registration Statement on Form S-1, filed on March 23, 2012, to discuss our conclusions regarding our reporting units in our future periodic reports.

In addition, by revising our disclosure and concluding that the components (product lines) within our segments represent a business, we meet the criteria to allocate goodwill as we did in connection with our segment realignment on January 1, 2012 utilizing the guidance in ASC 805-10-55-9.  As such, we have not provided a comprehensive explanation as to how we allocated goodwill for the PVC Films product line as it is a business.

14. Guarantor and Non-Guarantor Financial Information, page F-31

3. We note your response to comment 6 in our letter dated March 28, 2012. To help us better understand the reconciliation for net loss and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for fiscal year 2011 and for the three months ended December 31, 2011 provided, please also provide us with disaggregated intercompany accounts that distinguish between equity investments, intercompany loans, and any intercompany receivables/payables generated by transactions involving the transfer of goods and services for the parent company, guarantor subsidiaries and non-guarantor subsidiaries as of October 2, 2010, October 1, 2011, and December 31, 2011. Please classify the intercompany accounts between current and long-term and explain to us how you determined the classifications.

Our equity method investment that is held by the Parent Company (Berry Plastics Corporation) in each of our guarantor subsidiaries consists of the capital stock (par value) that we hold in each of our subsidiaries and an intercompany receivable/payable (advances) that we utilize to transfer any cash receipts or payments between our Parent Company and Guarantor subsidiaries.  Since the capital stock amounts are generally insignificant, almost all of the value resides in our intercompany receivable/payable.  In applying ASC 323, Investments – Equity Method and Joint Ventures, we have elected to present our equity investment along with our intercompany receivable/payable (advances) as one line item in our financial statements.  Since the Parent Company continually receives cash and makes payments on behalf of the Guarantor subsidiaries, we are constantly settling cash flows that relate to the operations between these entities, as we are co-mingling cash between the operations through a centrally managed cash management system.  In making this determination to combine them for financial reporting purposes, we evaluated ASC 323-10-35-19 and determined that since the equity investment itself is the common stock of our subsidiaries which is the par value, the earnings in our subsidiaries would need to first be allocated against the investment and then reduce any other receivables or payables we have in that equity method investment.  Since the majority of value is in the advances (intercompany receivable/payable), we have treated it all as one combined equity method investment for the Guarantor subsidiaries, as the underlying equity would have been eliminated very quickly.  We have therefore applied the equity method accounting to the combined balance of equity and the intercompany receivable/payable (advances).  Since we have combined these into one unit, we have not split them between short-term and long-term and none of these intercompany receivable/payable agreements have been formalized with any type of long-term loan agreements.  Excluding the amounts described below related to the Non-Guarantor subsidiaries, all of the remaining value in our equity method investment relates to the Guarantor subsidiaries, including the respective cumulative earnings and distributions through the balance sheet date.  In determining how to account for the cash flows that are generated from these operations and how to present them in our statement of cash flows, we relied on ASC 230-10-45-16 and have treated the cash flows received by the Parent Company from the Guarantor Subsidiaries as operating cash flow as we view this as a return on investment.  We believe that this is consistent with applying the look through method and believe this is appropriate after considering ASC 230 and also by considering AICPA Technical Practice Aid (TIS Section 1300.18) as the excess cash flows is being generated from the underlying operations of the entity and is consistent with cash flow related to operating activities of the Company.  The change in the intercompany cash flows we provided in our previous response, is effectively the return on investment from our Guarantor subsidiaries that was realized by the Parent Company that we believe is consistent with the guidance referenced above.

The Company’s Parent Company investment in the Non-guarantor subsidiaries consists of long-term intercompany receivables of $155 million at October 1, 2011 and December 31, 2011 which are classified as long-term loans in the Company’s consolidated results.  These loans are permanently invested and there is no expected cash flow repayments on these amounts.  The Parent Company also owns the capital stock of BP Parallel, a Non-Guarantor U.S. subsidiary and has intercompany receivable/payable balances with this entity which has been utilized to repurchase the Company’s various debt instruments over the last three years.  The equity balance for BP Parallel was $316 million and $320 million at October 1, 2011 and December 31, 2011.  The Company has accounted for their investment in BP Parallel, consistent with how they have applied the equity method to the Guarantor subsidiaries and there is no cash flow from operations between BP Parallel and the Parent Company in any of the periods presented.  The remaining balances related to the Non-Guarantor subsidiaries consist of intercompany receivable/payable balances that are not permanently invested or capital stock in foreign jurisdictions.  The Company has elected to look at the entire equity method, including the intercompany loans as a combined equity method investment, consistent with how the Guarantor subsidiaries are treated above.  The Company’s Non-Guarantor subsidiaries do not generate any material excess cash flow that is utilized for the overall operations of the Company.

In future filings, we will expand the disclosure in our Guarantor and Non-Guarantor financial information to clarify our application of the equity method to make it clear that our operating cash flows for the Parent Company include payments received from the Guarantor subsidiaries as they generate excess cash flows from operations.

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Please contact me ((812) 306-2370) or either Andrew J. Nussbaum ((212) 403-1269), special counsel to the Company, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

__/s/ James M. Kratochvil________________

James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation

cc:           Jonathan D. Rich, Chief Executive Officer

                Jeffrey D. Thompson, Chief Legal Officer

                Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz